P.E. 1/2/14

No Act



UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE





14005970

February 25, 2014

Act: 1934
Section:
Rule: 14a-8 (OPS)
Public
Availability: 2-25-14

Risë B. Norman
Simpson Thacher & Bartlett LLP
rnorman@stblaw.com

Re: Peabody Energy Corporation
Incoming letter dated January 2, 2014

Dear Ms. Norman:

This is in response to your letter dated January 2, 2014 concerning the shareholder proposal submitted to Peabody by Edward F. Ragsdale. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Special Counsel

Enclosure

cc: Edward F. Ragsdale

*** FISMA & OMB Memorandum M-07-16 ***

February 25, 2014

Response of the Office of Chief Counsel
<u>Division of Corporation Finance</u>

Re: Peabody Energy Corporation
Incoming letter dated January 2, 2014

The proposal urges the board and management to be more active in a "war on coal."

There appears to be some basis for your view that Peabody may exclude the proposal under rule 14a-8(i)(10). Based on the information you have presented, it appears that Peabody's policies, practices and procedures compare favorably with the guidelines of the proposal and that Peabody has, therefore, substantially implemented the proposal. Accordingly, we will not recommend enforcement action to the Commission if Peabody omits the proposal from its proxy materials in reliance on rule 14a-8(i)(10). In reaching this position, we have not found it necessary to address the alternative basis for omission upon which Peabody relies.

Sincerely,

Sonia Bednarowski
Attorney-Adviser

DIVISION OF CORPORATION FINANCE
INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the Company in support of its intention to exclude the proposals from the Company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes administered by the Commission, including argument as to whether or not activities proposed to be taken would be violative of the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversary procedure.

It is important to note that the staff's and Commission's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly a discretionary determination not to recommend or take Commission enforcement action, does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the management omit the proposal from the company's proxy material.

SIMPSON THACHER & BARTLETT LLP
425 LEXINGTON AVENUE
NEW YORK, N.Y. 10017-3954
(212) 455-2000

FACSIMILE (212) 455-2502

DIRECT DIAL NUMBER
(212) 455-3080

E-MAIL ADDRESS
morman@stblaw.com

<u>BY E-MAIL</u>

January 2, 2014

Re: Peabody Energy Corporation – 2014 Meeting of Stockholders
Proposal of Edward F. Ragsdale, M.D.

U.S. Securities and Exchange Commission
Division of Corporation Finance
Office of Chief Counsel
100 F. Street, N.E.
Washington, D.C. 20549

Ladies and Gentlemen:

On behalf of Peabody Energy Corporation, a Delaware corporation ("<u>Peabody</u>" or the "<u>Company</u>"), and in accordance with Rule 14a-8(j) under the Securities Exchange Act of 1934, as amended, we are filing this letter with respect to the stockholder proposal and supporting statement (together, the "<u>Proposal</u>") submitted by Edward F. Ragsdale, M.D. (the "<u>Proponent</u>") for inclusion in the proxy materials to be distributed by Peabody in connection with its 2014 annual meeting of stockholders (the "<u>Proxy Materials</u>"). A copy of the Proposal from the Proponent is attached as Exhibit A. For the reasons stated below, we respectfully request that the Staff (the "<u>Staff</u>") of the Division of Corporation Finance of the Securities and Exchange Commission (the "<u>Commission</u>") not recommend any enforcement action against Peabody if Peabody omits the Proposal in its entirety from the Proxy Materials.

Peabody intends to file the definitive proxy statement for its 2014 annual meeting more than 80 days after the date of this letter. In accordance with Staff Legal Bulletin No. 14D (November 7, 2008) ("<u>SLB 14D</u>"), this letter is being submitted by email to shareholderproposals@sec.gov. In addition, pursuant to Rule 14a-8(j), a copy of this letter is also being sent by overnight courier to the Proponent as notice of Peabody's intent to omit the Proposal from Peabody's Proxy Materials. Rule 14a-8(k) and SLB 14D provide that a stockholder proponent is required to send to the company a copy of any correspondence that the proponent elects to submit to the Commission or the Staff. Accordingly, we hereby inform the Proponent that if the Proponent elects to submit additional correspondence to the

Commission or the Staff relating to the Proposal, the Proponent must concurrently furnish a copy of that correspondence to Peabody. Similarly, we will promptly forward to the Proponent any response received from the Staff to this request that the Staff transmits by email or fax only to Peabody or us.

The Proposal

The Proposal reads as follows:

"Resolved: Shareholders of Peabody Energy Corporation ("Peabody") urge the Board of Directors and management to be more active in the war on coal being conducted by the Obama Administration. This greater activity is very important to Peabody Energy and the public at large. The increased activity could be in various forms:

(1) Educational — Employees should know how their legislators stand on the war on coal as well as their opponents. The public should know how Environmental Protection Agency (EPA) policies will increase their electricity bills and depress economic development. Lobbying our legislators and government agencies to recognize the value of coal and the use of new technology such as advanced scrubbers that are reasonable and cost effective is important.

(2) Legal — the rulings of dubious legal authority by the EPA should be challenged vigorously in court. These rules would not pass in Congress and should not be allowed to stand.

(3) Collaborative — We need to join with all common interests, such as steel manufacturing, railroads, electric utilities, barge lines and other energy companies. We need to work together to achieve victory in the war on coal and other fossil fuels."

Basis for Exclusion

For the reasons described in this letter and consistent with actions taken by the Staff in relation to similar proposals, we respectfully submit that Peabody be permitted to exclude the Proposal, pursuant to:

- Rule 14a-8(i)(7) (Management Functions) because the Proposal deals with matters relating to Peabody's ordinary business operations (see Section A below); and
- Rule 14a-8(i)(10) (Substantially Implemented) because Peabody has already substantially undertaken the actions requested in the Proposal (see Section B below).

A. Peabody May Exclude the Proposal Pursuant to Rule 14a-8(i)(7) Because the Proposal Deals with a Matter Relating to Peabody's Ordinary Business Operations.

1. Introduction

Rule 14a-8(i)(7) permits a company to exclude from its proxy materials a shareholder proposal that relates to its "ordinary business operations." According to the Commission release accompanying the 1998 amendments to Rule 14a-8, the term "ordinary business" refers to matters that are not necessarily "ordinary" in the common meaning of the word, but instead the term "is rooted in the corporate law concept of providing management with flexibility in directing certain core matters involving the company's business and operations." Exchange Act Release No. 34-40018 (May 21, 1998) (the "1998 Release"). In the 1998 Release, the Commission stated that the underlying policy of the ordinary business exclusion is "to confine the resolution of ordinary business problems to management and the board of directors, since it is impracticable for shareholders to decide how to solve such problems at an annual shareholders meeting." *Id.*

The 1998 Release established two "central considerations" for the ordinary business exclusion. The first consideration is the subject matter of the proposal; the 1998 Release provides that "[c]ertain tasks are so fundamental to management's ability to run a company on a day-to-day basis that they could not, as a practical matter, be subject to shareholder oversight." *Id.* The second consideration relates to "the degree to which the proposal seeks to "micromanage" a company by probing too deeply into matters of a complex nature upon which shareholders, as a group, would not be in a position to make an informed judgment." *Id.* (citing Exchange Act Release No. 34-12999 (Nov. 22, 1976)). As discussed below, the Proposal implicates both of these considerations and may be excluded as relating to the Company's ordinary business operations.

The Commission has consistently permitted the exclusion of a shareholder proposal where the subject matter relates to an ordinary business matter. *See Alpha Natural Resources, Inc.* (February 17, 2009) (permitting the exclusion of a proposal requesting the company to report on its response to regulatory and public pressure to reduce carbon dioxide emissions); *Arch Coal, Inc.* (January 17, 2008 (same); *Foundation Coal Holdings, Inc.* (March 11, 2009) (same); *see also Wal-Mart Stores, Inc.* (Mar. 24, 2006) (concurring in the exclusion of a proposal in reliance on Rule 14a-8(i)(7) where the proposal requested a report on the company's policies and procedures for minimizing customer exposure to toxic substances in products); and *Best Buy Co., Inc.* (March 21, 2008) (concurring in the exclusion of a proposal in reliance on Rule 14a-8(i)(7) where the proposal requested a report on sustainable paper purchasing policies).

The fact that a proposal may touch upon a matter with public policy implications does not necessarily remove it from the realm of ordinary business matters. Rather, no-action precedents demonstrate that the applicability of Rule 14a-8(i)(7) depends largely on whether implementing the proposal would impermissibly deal with matters of the company's internal business operations, planning and strategy. For example, in *Marriott*

International, Inc. (March 17, 2010), the Staff concurred with the exclusion under Rule 14a-8(i)(7) of a proposal requiring the company to install showerheads with reduced water flow, noting "In our view, although the proposal raises concerns with global warming, the proposal seeks to micromanage the company to such a degree that exclusion of the proposal is appropriate." In *JPMorgan Chase & Co.* (March 12, 2010), the Staff permitted the exclusion of a proposal seeking to bar financing for companies engaged in mountain top removal coal mining, because it addressed "matters beyond the environmental impact of JPMorgan Chase's project finance decisions, such as JPMorgan Chase's decisions to extend credit or provide other financial services to particular types of customers." *See also, Sprint Nextel Corporation* (February 17, 2009) (permitting exclusion of a proposal seeking a report examining the effects of the company's Internet management practices on the public's expectations of privacy and freedom of expression on the Internet, despite the proponent's assertion that the proposal raised significant public policy concerns, because it related to the company's ordinary business operations – procedures for protecting user information); *Verizon Communications Inc.* (February 13, 2009) (same); *AT&T Inc.* (January 26, 2009) (same); and *General Electric Co.* (February 3, 2005) (permitting exclusion of a proposal relating to the elimination of jobs within the company and/or the relocation of U.S.- based jobs by the company to foreign countries pursuant to Rule 14a-8(i)(7) because it related to "management of the workforce," despite the proponent's objection that "the thrust and focus of [the] proposal is not on an ordinary business matter, but on the significant social policy issue of outsourcing jobs").

Here, the Proposal seeks to regulate Peabody's responses to rising regulatory activities and the use of its core product.

2. *The Proposal Seeks to Engage Peabody in Political Discourse Involving Peabody's Ordinary Business Operations.*

The Commission has consistently permitted a proposal to be excluded under Rule 14a-8(i)(7) where the proposal appeared to be directed at engaging the company in a political or legislative process relating to an aspect of its business operations. In *Electronic Data Systems Corp.* (March 24, 2000), the Staff permitted exclusion of a proposal requesting the establishment of a committee to prepare a report on the impact of pension related proposals being considered by national policy makers because it appeared "directed at involving [the company] in the political or legislative process relating to an aspect of [the company's] operations." *See also International Business Machines Corp.* (March 2, 2000) (same); *International Business Machines Corp.* (December 17, 2008) (proposal seeking to require IBM to provide shareholders with information regarding employee health benefits and to join with other corporations to support the establishment of a national health insurance system was excludable because it appeared "directed at involving [the company] in the political or legislative process relating to an aspect of [the company's] operations"); *General Motors Corp.* (April 7, 2006) (proposal requesting the company petition the government for certain "CAFE" standards was excludable because it appeared "directed at involving [the company] in the political or legislative process relating to an aspect of [the company's] operations"). Like the proposals in the precedents cited above, the Proposal is directed at involving Peabody in the political, legislative and judicial process relating to a critical aspect of Peabody's ordinary business operations.

3. The Proposal Seeks to Micromanage Peabody's Involvement in Specific Legislative Initiatives.

As mentioned above, the Proposal concerns the Company's ordinary business operations because the Proposal's principal thrust and focus is on how the Company responds to regulatory and legislative initiatives that impact the core of the Company's business and operations. As discussed below, the Staff has consistently concurred that shareholder proposals that attempt to micromanage a company by attempting to dictate their lobbying and other activities and their participation in public policy debates with respect to specific legislative initiatives are excludable under Rule 14a-8(i)(7).

The Company is the world's largest private-sector coal company and a global leader in sustainable mining and clean coal solutions. The Company serves metallurgical and thermal coal customers in more than 25 countries on six continents. As such, nearly all of the Company's business decisions necessarily involve local, state and federal legislative and regulatory matters. Many of such matters are complex, and determining whether and to what extent the Company should participate in political and legislative activities, lobbying and spending relating to these matters should be reserved for management and the Board of Directors. This Proposal, however, seeks to involve the Company's shareholders in these intricate business decisions.

An assessment of, and approach to, regulatory or legislative reforms and public policies on specific legislative issues is a customary and important responsibility of management, and is not a proper subject for shareholder involvement. The Company devotes time and resources to monitoring its compliance with existing and proposed laws and participating in the legislative and regulatory process, including taking positions on legislative policies that management believes are in line with the best interests of the Company. This process involves a complex study of a number of factors, including the likelihood that its efforts will be successful and the anticipated effect of specific regulations on the Company's financial position and shareholder value. Likewise, decisions as to how and whether to lobby on behalf of particular legislative initiatives, or whether to participate otherwise in the political process by taking an active role in public policy debates on certain legislative initiatives, involve complex decisions implicating the impact of proposed legislation on the Company's business, the use of corporate resources and the interaction of such efforts with other lobbying and public policy communications by the Company. Shareholders are not positioned to make such judgments. Rather, determining appropriate legislative and policy reforms to advocate on behalf of the Company and assessing the impact of such reforms are matters more appropriately addressed by management and the Board of Directors.

In a number of no-action letters, the Staff has concurred that a proposal is excludable where, as here, it is directed at a Company's involvement in the political or legislative process on a specific issue relating to the Company's business. For example, in *International Business Machines Corp.* (January 21, 2002) the Staff concurred that a proposal requiring the company to "[j]oin with other corporations in support of the establishment of a properly financed national health insurance system" was excludable because it "appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." By analogy, the Staff has also concurred that proposals seeking reports can have the effect of asking that a company become involved in the political or legislative process and therefore be excludable under Rule 14a-8(i)(7). For example, in *International Business Machines Corp.* (March 2, 2000), the Staff concurred in the omission of a proposal requesting that the company prepare a report discussing issues under review by federal regulators and legislative proposals relating to cash balance plan conversions. In concurring that the proposal was excludable, the Staff stated, "[w]e note that the proposal appears directed at involving IBM in the political or legislative process relating to an aspect of IBM's operations." Similarly, in *Bristol-Myers Squibb Co. (AFL-CIO Reserve Fund)* (February 17, 2009), the Staff concurred in the exclusion of a proposal requesting a report on the Company's lobbying activities and expenses relating to the Medicare Part D Prescription Drug Program and on lobbying activities and expenses of any entity supported by the company during the 110th Congress. The Staff concluded that the proposal related to the Company's "ordinary business operations (i.e., lobbying activities concerning its products)." *See also Microsoft Corp.* (September 29, 2006) (the Staff concurred in the exclusion of a proposal calling for an evaluation of the impact on the company of expanded government regulation of the Internet).

For all of the foregoing reasons, the Company respectfully submits that the Proposal may be excluded in reliance on Rule 14a-8(i)(7).

B. Peabody May Exclude the Proposal Pursuant to Rule 14a-8(i)(10) Because Peabody has Already Substantially Implemented the Proposal.

1. Introduction

Rule 14a-8(i)(10) allows a company to exclude a proposal if the company has already substantially implemented the proposal. The Staff has noted that the purpose of the predecessor rule to Rule 14a-8(i)(10) was "to avoid the possibility of stockholders having to consider matters which already have been favorably acted upon by the management." See Exchange Act Release No. 20091 (August 16, 1983) (the "1983 Release"). Under the current "substantial implementation" interpretation, the Staff has found that "a determination that [a company] has substantially implemented the proposal depends upon whether its particular policies, practices and procedures compare favorably with the guidelines of the proposal." *See Texaco, Inc.* (March 28, 1991).

2. The Proposal

The Proposal requests that Peabody "be more active in the war on coal being conducted by the Obama Administration" and (i) lobbying legislators and government agencies to recognize the value of coal and the use of new technology; (ii) challenging rulings of the EPA in court and (iii) joining with those with common interests to achieve victory in the war on coal.

3. Substantial Implementation

As an industry leader, Peabody seeks to influence public perceptions and legislative outcomes in favor of greater coal mining and use. Peabody acts independently and in cooperation with associations and grassroots advocates to emphasize coal's far-reaching benefits in the United States, Australia and other key coal producing and using regions around the world.

Peabody's global government relations, advocacy and communication stakeholder groups are focused on increasing understanding about the advantages of coal, building support for coal mining and use around the world, and advancing the public policy framework and investment climate for Peabody and the coal mining industry.

Peabody representatives regularly testify before the U.S. Congress and other legislative and regulatory bodies regarding coal mining and use. In addition, Peabody has played a leading role in challenging EPA regulations that it believes go beyond the EPA's statutory authority, including participating in pending litigation against the EPA challenging its rulemaking efforts under the Clean Air Act (e.g., Environmental Protection Agency, et al., v. EME Homer City Generation, L.P. et al., and U.S. Chamber of Commerce, et al., v. Environmental Protection Agency, et al., both of which are pending before the U.S. Supreme Court).

Information regarding Peabody's activities with respect to the subject matter of the proposal can be found in Peabody's 2012 Corporate and Social Responsibility Report and on Peabody's external websites (www.peabodyenergy.com and www.CoalCanDoThat.com).

Peabody, therefore, already performs the activities sought by the Proponent. Accordingly, we submit that Peabody has substantially implemented the Proposal.

4. Prior No-Action Relief

A proposal need not be "fully effected" by the company in order to be excluded as substantially implemented. See Exchange Act Release No. 20091, at Sec. II.E.6. (August 16, 1983); see also Exchange Act Release No. 40018 at n.30 and accompanying text (May 21, 1998). The Staff has noted, "a determination that the company has substantially implemented the proposal depends upon whether [the company's] particular policies, practices and procedures compare favorably with the guidelines of the proposal." *Texaco, Inc.* (March 28, 1991). In other words, substantial implementation under Rule 14a-8(i)(10) requires that a company's actions satisfactorily address the underlying concerns of the proposal and that the essential objective of the proposal has been addressed. See, e.g., Texaco (cited above) (permitting exclusion of a proposal requesting the company to implement a specific set of environmental guidelines where the company already had established a compliance and disclosure program related to its environmental programs, even though the company's guidelines did not satisfy the specific inspection, public disclosure or substantive commitments that the proposal sought); *The Talbots Inc.* (April 5, 2002) (permitting exclusion of a proposal requesting the company to implement a code of conduct based on International Labor Organization human rights standards where the company had established and implemented its own business practice standards); and *Masco Corp.* (March 29, 1999) (permitting exclusion of a proposal to set a standard for independence of the company's outside directors where the company had adopted a standard that, unlike the proposal, provided that only material relationships with affiliates would affect a director's independence). *See also, Anheuser-Busch Cos., Inc.* (January 17, 2007); *ConAgra Foods, Inc.* (July 3, 2006); and *Johnson & Johnson* (February 17, 2006).

5. Summary

We note that the Proposal asks generally that the Company engage in certain activities in response to legislative initiatives but does not go any further in describing the specific actions the Company should take or what activities would suffice for purposes of the Proposal. As such, the Proposal gives the Company great discretion to determine what actions would best serve its objectives. Because of the lack of specificity as to how the Proposal needs to be implemented, Peabody's determination regarding whether it has already substantially implemented the Proposal should be given great deference. Peabody currently gives careful consideration as to how best to address and respond to changing regulations affecting its business. As such, Peabody believes it may exclude the Proposal from the Proxy Materials pursuant to Rule 14a-8(i)(10).

C. Conclusion

For the reasons stated above, we respectfully request that the Staff not recommend any enforcement action if Peabody excludes the Proposal from the Proxy Materials. If the Staff disagrees with Peabody's conclusion that it is entitled to omit the proposal, we request the opportunity to confer with the Staff prior to the final determination of the Staff's position.

If you have any questions with respect to this matter, please do not hesitate to contact me at the email address and telephone number appearing on the first page of this letter.

Very truly yours,

Risë B. Norman

Risë B. Norman

Enclosures

cc: Edward F. Ragsdale, M.D.
Alexander C. Schoch, Esq., Peabody Energy Corporation
Kenneth L. Wagner, Esq., Peabody Energy Corporation

EXHIBIT A

Copy of the Original Proposal and Supporting Statement



To: Corporate Secretary
Peabody Energy Corporation

Shareholder Proposal Regarding War on Coal by the Obama Administration

From: Edward F. Ragsdale, M.D.
Edward F. Ragsdale, M.D. Is trustee (grantor) of a stock account
*** FISMA & OMB Memorandum held at Charles Schwab which has 513.2678 shares of
Peabody Energy. Dividends are reinvested.

Resolved: Shareholders of Peabody Energy Corporation ("Peabody") urge the Board of Directors and management to be more active in the war on coal being conducted by the Obama Administration.
This greater activity is very important to Peabody Energy and the public at large.
The increased activity could be in various forms:

1) Educational – Employees should know how their legislators stand on the war on coal as well as their opponents. The public should know how Environmental Protection Agency (EPA) policies will increase their electricity bills and depress economic development. Lobbying our legislators and government agencies to recognize the value of coal and the use of new technology such as advanced scrubbers that are reasonable and cost effective is important.
2) Legal – the rulings of dubious legal authority by the EPA should be challenged vigorously in court. These rules would not pass in Congress and should not be allowed to stand.
3) Collaborative – We need to join with all common interests, such as steel manufacturing, railroads, electric utilities, barge lines and other energy companies. We need to work together to achieve victory in the war on coal and other fossil fuels.

Supporting Statement:

The war on coal is helping to depress the price of coal and the use of coal in the United States. Coal mines and coal fired electric generating plants are closing. The EPA October 2013 rulings effectively will prevent building any new coal fired electric plants. These plants now provide about 40% of our electricity. The higher energy costs that will occur will hurt our families and businesses.

Reliable and affordable energy is fundamental to our economy. The world is using more coal. We are the Saudi Arabia of coal and need to make effective use of this major resource in this country.

Edward Ragsdale, M.D

EDWARD F. RAGSDALE, M.D.
*** FISMA & OMB Memorandum M-07-16 ***
phone
fax *** FISMA & OMB Memorandum M-07-16 ***
cell